UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Intelligroup, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
June 14, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS NTT DATA CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,121,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,121,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,121,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS NTT Data International L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,121,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,121,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,121,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS Mobius Subsidiary Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,121,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,121,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,121,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS Nippon Telegraph and Telephone Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,121,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,121,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,121,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on June 14, 2010 relating to the shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc. (the “Company”). Amendment No. 1 is being filed solely to correct the number of Applicable Shares (as defined below) and the percentage that such Applicable Shares represent of the Shares outstanding, as reported to the Reporting Persons by the Shareholders (as defined below). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by deleting the second paragraph in its entirety and replacing it with the following:
     As an inducement for Parent to enter into the Merger Agreement, on June 14, 2010, immediately prior to the execution of the Merger Agreement, SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (the “Shareholders”) entered into a shareholders’ agreement with and in favor of Parent and Purchaser (the “Shareholders’ Agreement”) as described in Item 4 and Item 5 of this Schedule 13D. Parent and Purchaser entered into the Shareholders’ Agreement in connection with and as an inducement to the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 26,121,732 Shares (the “Applicable Shares”) are subject to the Shareholders’ Agreement; provided, however, that if at any time prior to the termination of the Shareholders’ Agreement, the Company’s board of directors effects an Adverse Recommendation Change (as defined in the Shareholders’ Agreement) without terminating the Merger Agreement, the “Applicable Shares” shall mean only half of the Shareholders’ Shares.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by deleting the first paragraph in its entirety and replacing it with the following:
(a), (b) None of the Reporting Persons directly owns any outstanding Shares. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Shareholders’ Agreement, Purchaser has the sole power to vote the Applicable Shares with respect to certain matters relating to the Merger as set forth in the Shareholders’ Agreement (see Item 4 of this Schedule 13D for details). The Applicable Shares currently consist of 26,121,732 Shares, which, according to the Company, represent approximately 63.3% of the outstanding Shares as of June 3, 2010. Pursuant to the Shareholders’ Agreement, and subject to limited exceptions set forth therein, each of the Shareholders may not (i) sell, assign, transfer (including by operation of law, liquidation, dissolution, dividend, distribution or otherwise), convey, deliver, grant a security interest in, lien, pledge, dispose of or otherwise encumber (each, a “Transfer”) any of its Applicable Shares or agree to do any of the foregoing, (ii) deposit any of its Applicable Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Applicable Shares or (iv) take any action that would make any representation or warranty of such Shareholder in the Shareholders’ Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing its obligations under the Shareholders’ Agreement.
Item 7. Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 14, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, dated June 21, 2010).

Exhibit 2.2	Shareholders’ Agreement by and among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd., dated as of June 14, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated June 21, 2010).

Exhibit 7	Joint Filing Agreement, dated June 14, 2010, by and among Parent, NDI, Purchaser and NTT (incorporated by reference to the Schedule 13-D, dated June 14, 2010).

Signature
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 21, 2010

NTT DATA CORPORATION
By:	/s/ Kazuhiro Nishihata
	Name:	Kazuhiro Nishihata
	Title:	Senior Vice President

NTT DATA INTERNATIONAL L.L.C.
By:	/s/ Takashi Enomoto
	Name:	Takashi Enomoto
	Title:	President

MOBIUS SUBSIDIARY CORPORATION
By:	/s/ Koji Miyajima
	Name:	Koji Miyajima
	Title:	President & CEO

NIPPON TELEGRAPH AND TELEPHONE CORPORATION
By:	/s/ Hiroo Unoura
	Name:	Hiroo Unoura
	Title:	Senior Executive Vice President; Chief Financial Officer